Exhibit 99.11

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9100 Wilshire Blvd., #725 E.

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

BEREL ROSENFELD,	)	Case No.
)
Plaintiff,	)
)
)
	)	COMPLAINT FOR
vs.	)	VIOLATIONS OF THE
	)	FEDERAL SECURITIES LAWS
INPHI CORPORATION, DIOSDADO P.	)
BANATAO, NICHOLAS E. BRATHWAITE,	)	JURY TRIAL DEMANDED
CHENMING C. HU, DAVID E. LIDDLE,	)
BRUCE M. MCWILLIAMS, ELISSA	)
MURPHY, WILLIAM J. RUEHLE, SAM S.	)
SRINIVASAN, and FORD TAMER,	)
)
Defendants.	)
)
)

Plaintiff Berel Rosenfeld (“Plaintiff”), on behalf of himself and all others similarly situated, upon information and belief, including an examination and inquiry conducted by and through his counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal belief, alleges the following for his Complaint:

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

NATURE OF THE ACTION

1.     This is an action brought by Plaintiff against Inphi Corporation (“Inphi” or the “Company”) and the members of Inphi’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. § 240.14a-9, and to enjoin the vote on a proposed transaction, pursuant to which Inphi will be acquired by Marvell Technology Group Ltd. (“Marvell”) through its wholly owned subsidiaries Marvell Technology, Inc. (“HoldCo”), Maui Acquisition Company Ltd. (“Bermuda Merger Sub”), and Indigo Acquisition Corp. (“Delaware Merger Sub”) (the “Proposed Transaction”).

2.     On October 29, 2020, Inphi and Marvell issued a joint press release announcing that they had entered into an Agreement and Plan of Merger dated October 29, 2020 (the “Merger Agreement”) to sell Inphi to Marvell. Under the terms of the Merger Agreement, each holder of Inphi common stock will receive (i) $66.00 in cash, and (ii) 2.323 shares of HoldCo common stock for each share of Inphi common stock they own (the “Merger Consideration”). Upon closing of the merger, Marvell and Inphi will become wholly owned subsidiaries of HoldCo, and Holdco’s shares will be listed on the Nasdaq under the symbol “MRVL.” Inphi stockholders are expected to own approximately 17% of the outstanding shares of the combined company, and Marvell stockholders immediately prior to the merger are expected to own approximately 83% of the outstanding shares of the combined company. The Proposed Transaction is valued at approximately $40 billion.

3.     On December 22, 2020, Marvell filed a Form S-4 Registration Statement (the “Registration Statement”) with the SEC. The Registration Statement, which recommends that Inphi stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) the financial projections and the data and inputs underlying the

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Qatalyst Partners LP (“Qatalyst”); and (ii) Qatalyst’s potential conflicts of interest. Defendants authorized the issuance of the false and misleading Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act.

4.     In short, unless remedied, Inphi’s public stockholders will be irreparably harmed because the Registration Statement’s material misrepresentations and omissions prevent them from making a sufficiently informed voting or appraisal decision on the Proposed Transaction. Plaintiff seeks to enjoin the stockholder vote on the Proposed Transaction unless and until such Exchange Act violations are cured.

JURISDICTION AND VENUE

5.     This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6.     The Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.     Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391 because: (i) the Company’s principal executive offices are located in this District; (ii) one or more of the defendants either resides in or maintains executive offices in this District; and (iii) defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

THE PARTIES

8.     Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Inphi.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

9.     Defendant Inphi is a Delaware corporation, with its principal executive offices located at 2953 Bunker Hill Lane, Suite 300, Santa Clara, California 95054. The Company is a leader in high-speed data movement. Inphi’s common stock trades on the New York Stock Exchange under the ticker symbol “IPHI.”

10.     Defendant Diosdado P. Banatao (“Banatao”) is Chairman Emeritus of the Board and has been a director of the Company since December 2000. Defendant Banatao previously served as Interim President and Chief Executive Officer (“CEO”) from October 2006 to August 2007.

11.     Defendant Nicholas E. Brathwaite (“Brathwaite”) has been a director of the Company since September 2013.

12.     Defendant Chenming C. Hu (“Hu”) has been a director of the Company since August 2010.

13.     Defendant David E. Liddle (“Liddle”) has been a director of the Company since July 2012.

14.     Defendant Bruce M. McWilliams (“McWilliams”) has been a director of the Company since October 2012.

15.     Defendant Elissa Murphy (“Murphy”) has been a director of the Company since July 2015.

16.     Defendant William J. Ruehle (“Ruehle”) has been a director of the Company since March 2017.

17.     Defendant Sam S. Srinivasan (“Srinivasan”) has been a director of the Company since May 2007 and Lead Director since February 2011.

18.     Defendant Ford Tamer (“Tamer”) has been President, CEO, and a director of the Company since February 2012.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

19.     Defendants identified in paragraphs 10-18 are referred to herein as the “Board” or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

20.     Marvell is a Bermuda corporation with its principal executive offices located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda. Marvell is a global fabless semiconductor solutions provider of high-performance data infrastructure products, leveraging its technology portfolio of intellectual property in the areas of analog, mixed-signal, compute, digital signal processing, networking, security, and storage to address critical data infrastructure bottlenecks spanning performance, power, latency and scalability. Marvell offers essential technology to service the mounting compute, networking, security and storage requirements of the automotive, carrier, data center and enterprise data infrastructure markets. Marvell’s common stock trades on the Nasdaq Stock Market LLC under the ticker symbol “MRVL.”

21.     Holdco is a Delaware corporation and a wholly owned subsidiary of Marvell.

22.     Bermuda Merger Sub is a Bermuda exempted company and a wholly owned subsidiary of HoldCo.

23.     Delaware Merger Sub is a Delaware corporation and a wholly owned subsidiary of HoldCo.

SUBSTANTIVE ALLEGATIONS

Background of the Company

24.     Inphi is a fabless provider of high-speed analog and mixed signal semiconductor solutions for the communications and cloud markets. The Company’s analog and mixed signal semiconductor solutions provide high signal integrity at leading-edge data speeds while reducing system power consumption. Inphi’s semiconductor solutions are designed to address bandwidth bottlenecks in networks, maximize throughput and minimize latency in computing environments and

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

enable the rollout of next generation communications and cloud infrastructures. Inphi solutions provide a vital high-speed interface between analog and mixed signals and digital information in high-performance systems such as telecommunications transport systems, enterprise networking equipment and data centers. The Company provides 25G to 600G high-speed analog and mixed signal semiconductor solutions for the communications market.

25.     On October 29, 2020, Inphi announced its third quarter 2020 financial results, reporting record revenue of $180.7 million, up 91.8% year-over-year, compared with $94.2 million in the third quarter of 2019. GAAP operating income was $6.2 million, or 3.5% of revenue, compared to GAAP operating loss in the third quarter of 2019 of $10.9 million, or (11.6%) of revenue. For the nine months ended September 30, 2020, revenue was $495.4 million, compared with $262.7 million in the nine months ended September 30, 2019. Defendant Tamer commented on the Company’s financial results, stating:

Despite unique macro challenges, Q3 of 2020 was another record revenue quarter for the Company. Our revenue grew 92% year-over-year for the quarter driven by strength in both our cloud data center and telecom markets. The organic portions of our business also grew an impressive 57% year-over- year for the third quarter. Our diversified product roadmap coupled with leading edge research development investments drove strong non-GAAP operating margin of 29.5% for the third quarter, further demonstrating leverage in our operating model.

The Proposed Transaction

26.     On October 29, 2020, Inphi and Marvell issued a joint press release announcing the Proposed Transaction. The press release states, in relevant part:

SANTA CLARA, Calif. and SAN JOSE, Calif., Oct. 29, 2020 — Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Inphi Corporation (NASDAQ: IPHI), a leader in high-speed data movement, today announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Marvell will acquire Inphi in a cash and stock transaction. In conjunction with the transaction, Marvell intends to reorganize so that the combined company will be domiciled in the United States, creating a U.S. semiconductor powerhouse with an enterprise value of approximately $40 billion.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Inphi has built a leading high-speed data interconnect platform uniquely suited to meet the insatiable demand for increased bandwidth and low power for the cloud data centers and global networks of the future. Inphi’s high-speed electro-optics portfolio provides the connectivity fabric for cloud data centers and wired and wireless carrier networks, just as Marvell’s copper physical layer portfolio does for enterprise and future in-vehicle networks. Combining Marvell’s storage, networking, processor, and security portfolio, with Inphi’s leading electro-optics interconnect platform, will position the combined company for end-to-end technology leadership in data infrastructure. This highly complementary transaction expands Marvell’s addressable market, strengthens customer base, and accelerates Marvell’s leadership in hyperscale cloud data centers and 5G wireless infrastructure.

Today’s machine learning and other data-driven workloads have expanded beyond the confines of the server and now span the entire cloud data center, making the software-defined data center the new computing paradigm. This trend drives hyper-connectivity within the data center, putting electro-optical interconnects at the heart of the cloud architecture. In addition, the need for bandwidth between data centers continues to grow at astounding rates. Combined with explosive Internet traffic growth and the rollout of new ultra-fast 5G wireless networks, the importance of Inphi’s high-speed data interconnect solutions will only accelerate. The combined company will be uniquely positioned to serve the data-driven world, addressing high growth, attractive end markets – cloud datacenter and 5G.

Our combined scale will provide more resources and capabilities to continue to invest and better manage the rapidly ramping process technology costs. The transaction is expected to generate annual run-rate synergies of $125 million to be realized within 18 months after the transaction closes and is expected to become accretive to Marvell’s non-GAAP earnings per share by the end of the first year after the transaction closes.

“Our acquisition of Inphi will fuel Marvell’s leadership in the cloud and extend our 5G position over the next decade,” said Matt Murphy, president and CEO of Marvell. “Inphi’s technologies are at the heart of cloud data center networks and they continue to extend their leadership with innovative new products, including 400G data center interconnect optical modules, which leverage their unique silicon photonics and DSP technologies. We believe that Inphi’s growing presence with cloud customers will also lead to additional opportunities for Marvell’s DPU and ASIC products.”

“Marvell and Inphi share a vision to enable the world’s data infrastructure and we have both transformed our respective businesses to benefit from the strong secular growth expected in the cloud data center and 5G wireless markets,” said Ford Tamer, President and CEO of Inphi. “Combining with Marvell significantly increases our scale, accelerates our access to the next generations of process technology, and opens up new opportunities in 5G connectivity.”

Upon closing, Ford Tamer, Inphi’s President and CEO, will join Marvell’s Board of Directors.

Transaction Structure and Terms

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Under the terms of the definitive agreement, the transaction consideration will consist of $66 in cash and 2.323 shares of stock of the combined company for each Inphi share. Upon closing of the transaction, Marvell shareholders will own approximately 83% of the combined company and Inphi stockholders will own approximately 17% of the combined company.

Marvell intends to finance the transaction with cash on hand, and additional financing. Marvell has obtained debt financing commitments from JPMorgan Chase Bank, N.A. The transaction is not subject to any financing condition and is expected to close by the second half of calendar 2021, subject to the approval of Marvell shareholders and Inphi stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

Insiders’ Interests in the Proposed Transaction

27.     Inphi insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Inphi.

28.     Notably, certain Company insiders have secured positions for themselves with the combined company. Specifically, under the terms of the Merger Agreement, defendant Tamer will be appointed to the board of directors of the surviving company upon closing of the Proposed Transaction.

29.     Moreover, Inphi insiders stand to reap substantial financial benefits for securing the deal with Marvell. The following table summarizes the consideration Company insiders will receive in exchange for the Inphi shares they hold:

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Name	Number of Inphi Shares Owned (l)	Share Consideration Payable in HoldCo Shares	Cash Consideration Payable in Respect of lnphi Shares
Named Executive Officers
Dr. Ford Tamer	566,317	1,315,554	$37,376,940
John Edmunds	223,902	520,124	$14,777,548
Charlie Roach	130,635	303,465	$8,621,915
Dr. Ron Torten	125,241	290,934	$8,265,945
Richard Ogawa	108,572	252,212	$7,165,787

Non-Employee Directors
Diosdado P. Banatao	10,620	24,670	$700,932
Nicholas E. Brathwaite	36,640	85,114	$2,418,273
Dr. Chenming C. Hu	68,459	159,030	$4,518,306
Dr. David E. Liddle	47,737	110,893	$3,150,644
Dr. Bruce M. McWilliams	41,109	95,496	$2,713,204
Elissa Murphy	25,670	59,631	$1,694,239
William J. Ruehle	6,203	14,409	$409,424
Sam S. Srinivasan	14,771	34,313	$974,888

30.     Further, pursuant to the Merger Agreement, all outstanding options, restricted stock units (“RSUs”), and market-value performance based restricted stock units (“MSUs”) held by a person who is not a Continuing Employee, as defined in the Merger Agreement, will be converted into cash payments. The following tables summarize the number and value of the options, RSUs, and MSUs held by Company insiders:

Name	Number of Shares Underlying Vested Inphi Options	Cash Consideration Payable in Respect of Vested Inphi Options (if not a Continuing Employee or Continuing Service Provider) (1)	Number of Shares Underlying Inphi Options to be Converted into HoldCo Options (if a Continuing Employee or Continuing Service Provider)
Dr. Ford Tamer	—	—	—
John Edmunds	53,500	$8,178,655	53,500
Charlie Roach	—	—	—

Name	Number of Shares Underlying Inphi RSUs	Share Consideration Payable in HoldCo Shares in Respect of Inphi RSUs	Cash Consideration Payable in Respect of Inphi RSUs
Non-Employee Directors
Diosdado P. Banatao	1,289	2,994	$85,132
Nicholas E. Brathwaite	1,289	2,994	$85,132
Dr. Chenming C. Hu	1,289	2,994	$85,132
Dr. David E. Liddle	1,289	2,994	$85,132
Dr. Bruce M. McWilliams	1,289	2,994	$85,132
Elissa Murphy	1,289	2,994	$85,132
William J. Ruehle	1,289	2,994	$85,132
Sam S. Srinivasan	1,289	2,994	$85,132

Name	Number of Shares Underlying Inphi MSUs	Share Consideration Payable in HoldCo Shares in Respect of Inphi MSUs	Cash Consideration Payable in Respect of Inphi MSUs
Dr. Ford Tamer	45,759	106,298	$3,020,101
John Edmunds	12,203	28,347	$805,424
Charlie Roach	10,983	25,513	$724,902
Dr. Ron Torten	10,983	25,513	$724,902
Richard Ogawa	9 ,092	21,120	$600,105

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

31.     In addition, if they are terminated in connection with the Proposed Transaction, Inphi’s named executive officers stand to receive substantial cash severance payments in the form of golden parachute compensation, as set forth in the following table:

Named Executive Officer	Severance Payments Attributable to Salary and Bonus (S)(1)	Value of Accelerated Equity Awards (S)(2)		Health Care Benefits (S)(8)	Total (S)(9)
Dr. Ford Tamer	2,240,001	17,249,230	(3)	63,151	19,552,382
John Edmunds	961,350	6,241,236	(4)	40,225	7,242,811
Charlie Roach	640,640	5,096,363	(5)	31,575	5,768,578
Dr. Ron Torten	612,000	5,096,363	(6)	31,575	5,739,938
Richard Ogawa	457,262	4,180,465	(7)	18,668	4,656,395

The Registration Statement Contains Material Misstatements or Omissions

32.     The defendants filed a materially incomplete and misleading Registration Statement with the SEC and disseminated it to Inphi’s stockholders. The Registration Statement misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed decision whether to vote in favor of the Proposed Transaction or seek appraisal.

33.     Specifically, as set forth below, the Registration Statement fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) the financial projections and the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by the Company’s financial advisor, Qatalyst; and (ii) Qatalyst’s potential conflicts of interest.

Material Omissions Concerning the Financial Projections and Qatalyst’s Financial Analyses

34.     The Registration Statement omits material information regarding Marvell and Inphi’s financial projections.

35.     For example, the Registration Statement fails to disclose net income projections for each of Marvell and Inphi.

36.     The Registration Statement also fails to disclose material information regarding Qatalyst’s financial analyses.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

37.     The Registration Statement describes Qatalyst’s fairness opinion and the various valuation analyses it performed in support of its opinion. However, the description of Qatalyst’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Inphi’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Qatalyst’s fairness opinion in determining whether to vote in favor of the Proposed Transaction or seek appraisal.

38.         The Registration Statement sets forth that, in rendering its fairness opinion, Qatalyst “utilized both the consensus of third-party research analysts’ projections of the future financial performance of Inphi as of October 27, 2020 (the ‘Analyst Projections’) as well as the Inphi Projections and the Pro Forma Financial Information.” Registration Statement at 116. Yet, the Registration Statement fails to disclose the Analyst Projections utilized by Qatalyst for its analyses.

39.     With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis – Standalone Company, the Registration Statement fails to disclose: (i) the terminal value of Inphi; (ii) quantification of the inputs and assumptions underlying the discount rates ranging from 8.0% to 11.5%; (iii) the implied perpetuity growth rates resulting from the analysis; (iv) Qatalyst’s basis for applying fully-diluted enterprise value to next twelve months NOPAT multiples of 20.0x to 35.0x; and (v) the fully diluted Inphi shares as of December 31, 2020 used in the analysis.

40.     With respect to Qatalyst’s Illustrative Discounted Cash Flow Analysis – Pro Forma Combined Company, the Registration Statement fails to disclose: (i) the terminal value of HoldCo; (ii) quantification of the inputs and assumptions underlying the discount rates ranging from 8.0% to 10.0%; (iii) the implied perpetuity growth rates resulting from the analysis; (iv) Qatalyst’s basis for applying fully-diluted enterprise value to next twelve months NOPAT multiples of 20.0x to 35.0x; and (v) the fully diluted HoldCo shares as of December 31, 2020 used in the analysis.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

41.     The omission of this material information renders the statements in the “Opinion of Inphi’s Financial Advisor, Qatalyst Partners” and “Unaudited Prospective Financial Information” sections of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Qatalyst’s Potential Conflicts of Interest

42.     The Registration Statement fails to disclose material information concerning the potential conflicts of interest faced by Qatalyst.

43.     The Registration Statement sets forth:

Pursuant to a letter agreement, dated as of September 4, 2019, Qatalyst Partners provided Inphi with financial advisory services in connection with the Mergers for which it will be paid approximately $82 million (provided that the final actual fee will be, in part, based on Marvell’s closing share price at the time of the closing of the Mergers, and, accordingly, the final fee may vary significantly from this estimate), $5 million of which became payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the completion of the Mergers.

Id. at 122. The Registration Statement fails, however, to disclose how Qatalyst’s fee is based on Marvell’s closing share price at the time of closing of the Proposed Transaction, such that Qatalyst’s “final fee may vary significantly” from the $82 million currently estimated.

44.     Full disclosure of investment banker compensation and all potential conflicts is required due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives

45.     The omission of this material information renders the statements in the “Opinion of Inphi’s Financial Advisor, Qatalyst Partners” section of the Registration Statement false and/or materially misleading in contravention of the Exchange Act.

46.     The Individual Defendants were aware of their duty to disclose the above-referenced omitted information and acted negligently (if not deliberately) in failing to include this information in the Registration Statement. Absent disclosure of the foregoing material information prior to the

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

stockholder vote on the Proposed Transaction, Plaintiff and the other stockholders of Inphi will be unable to make an informed voting or appraisal decision in connection with the Proposed Transaction and are thus threatened with irreparable harm warranting the injunctive relief sought herein.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of Section 14(a) of the

Exchange Act and Rule 14a-9 Promulgated Thereunder

47.     Plaintiff repeats all previous allegations as if set forth in full.

48.     During the relevant period, defendants disseminated the false and misleading Registration Statement specified above, which failed to disclose material facts necessary to make the statements, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

49.     By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the Registration Statement. The Registration Statement was prepared, reviewed, and/or disseminated by the defendants. It misrepresented and/or omitted material facts, including material information about the financial projections, the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Qatalyst, and Qatalyst’s potential conflicts of interest. The defendants were at least negligent in filing the Registration Statement with these materially false and misleading statements.

50.     The omissions and false and misleading statements in the Registration Statement are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction or seek to exercise their appraisal rights.

51.     By reason of the foregoing, the defendants have violated Section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

52.     Because of the false and misleading statements in the Registration Statement, Plaintiff is threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Claims Against the Individual Defendants for

Violations of Section 20(a) of the Exchange Act

53.     Plaintiff repeats all previous allegations as if set forth in full.

54.     The Individual Defendants acted as controlling persons of Inphi within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Inphi, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Registration Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

55.     Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

56.     In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Registration Statement at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of the Registration Statement.

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

57.     In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Registration Statement purports to describe the various issues and information that they reviewed and considered—descriptions the Company directors had input into.

58.     By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

59.     As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants’ conduct, Inphi’s stockholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Inphi, and against defendants, as follows:

A.

Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until defendants disclose and disseminate the material information identified above to Inphi stockholders;

B.	In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff;

C.	Declaring that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, as well as SEC Rule 14a-9 promulgated thereunder;

D.	Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

E.	Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: January 20, 2021	WEISSLAW LLP

	By:	/s/ Joel E. Elkins

Joel E. Elkins
9100 Wilshire Blvd., #725 E
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

Attorneys for Plaintiff

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS